1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

May 27, 2016

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn: Loan Lauren P. Nguyen

RE:	Recon Technology, Ltd.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed May 2, 2016

File No. 001-34409

Dear Ms. Nguyen:

On behalf of Recon Technology, Ltd. (the “Company”), we hereby respond to the letter dated May 19, 2016 (the “Letter”), from you to Liu Jia, Chief Financial Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Preliminary Proxy Statement on Schedule 14A originally filed on February 16, 2016 and amended on May 2, 2016 (the “Proxy Statement”). A marked version of Amendment No. 2 to the Proxy Statement (the “Amended Proxy Statement”), reflecting all changes to the Proxy Statement, is being filed publicly with the Commission contemporaneously with the submission of this letter.

As discussed with the staff, the Company has determined that it will not be pursuing a business combination with QHHY, as referenced in the Proxy Statement, at this time and will instead proceed in holding its annual meeting solely for the election of its Class III directors and ratification of its auditor. The Company has updated the Amended Proxy Statement to remove all items related to Proposals 3 and 4, including all exhibits and financial statements related thereto. As such, the Company will not be addressing the Staff’s comments in the Letter at this time.

* * * * *

In addition to the foregoing, on behalf of the Company, we acknowledge that:

  should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

Loan Lauren P. Nguyen, Legal Branch Chief U.S. Securities and Exchange Commission May 27, 2016

  the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at (212) 370-1300 (reception) or at my email address, swilliams@egsllp.com.

Very truly yours,

/s/ Sarah E. Williams